July 11, 2014

VIA EDGAR AND FEDERAL EXPRESS

Ms. Linda Cvrkel

Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 3561

Re:	Landstar System, Inc.
Form 10-K for the fiscal year ended December 28, 2013
Filed February 21, 2014
File No. 000-21238

Dear Ms. Cvrkel:

This letter sets forth the responses of Landstar System, Inc. (the “Company”, and collectively with its subsidiaries and affiliates, “Landstar”) to the comments contained in your letter, dated June 11, 2014, relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 28, 2013 (the “Form 10-K”) filed with the Securities and Exchange Commission (the “Commission”) on February 21, 2014. The comments of the Commission are set forth in bold/italics and the Company’s responses are set forth in plain text immediately following each comment.

Management Discussion and Analysis of Financial Condition and results of Operations

Changes in Financial Condition and Results of Operations, page 25

1.

We note that you define gross profit as revenue less the cost of purchased transportation and commissions to agents. We also note that your discussion of certain changes in operating costs such as other operating costs, insurance and claims, selling, general and administrative costs and depreciation and amortization is done on the basis of changes in these costs as a percentage of gross profit during the periods presented in your financial statements rather than on the basis of the overall dollar amounts of changes in the respective line items reflected in your financial statements. Given that the measure gross profit is not presented in your financial statements or the changes in this measure are not separately discussed in MD&A, please advise us and expand your discussion in MD&A to discuss the reasons why you believe this presentation is useful and meaningful to potential investors and other users of your financial statements. Additionally, please revise

MD&A to include a discussion of the facts and circumstances responsible for the overall changes in the dollar amounts of these line items reflected in your consolidated statements of operations for all periods presented.

Response:

Landstar is an asset-light provider of integrated transportation management solutions. In providing these services, Landstar utilizes third party capacity providers to transport customers’ freight and independent commission sales agents who are responsible for locating freight, making that freight available to Landstar’s capacity providers and coordinating the transportation of the freight with customers and capacity providers. Payments to the third party transportation capacity providers and independent commission sales agents are only made to the extent transportation services have been completed and revenue has been recognized. Accordingly, the portion of the operating costs of the Company’s transportation services business that is attributable to purchased transportation and commissions to agents varies directly with revenue. Each dollar of transportation revenue has a cost of purchased transportation and commissions to agents and as such, are considered direct operating costs. As defined by the Company, “gross profit” represents revenue less these direct operating costs.

The Company also reports the following indirect operating costs: other operating costs, insurance and claims, selling, general and administrative costs (“SG&A”) and depreciation and amortization. Management believes that a discussion of indirect costs as a percentage of gross profit is useful and meaningful to potential investors for the following principal reasons: (1) disclosure of these relative measures (i.e., each indirect operating cost line item as a percentage of revenue less direct operating costs) allows investors to better understand the underlying trends in Landstar’s results of operations; (2) due to the generally fixed nature of these indirect costs (other than insurance and claims costs, which tend to fluctuate), these relative measures are meaningful to investors’ evaluations of the Company’s management of its indirect costs attributable to operations; (3) management considers this financial information in its decision-making, such as budgeting for infrastructure, trailing equipment and SG&A costs; and (4) this information facilitates comparisons by investors of Landstar’s results to the results of peer non-asset or asset-light companies in the transportation and logistics services industry who report “net revenue” in MD&A, which represents revenue less the cost of purchased transportation. The difference between Landstar’s use of the term “gross profit” versus its peers’ use of the term “net revenue” is due to the direct cost of commissions to agents under the Landstar model, whereas peer companies generally have no commissions to agents.

The Company respectfully acknowledges the Staff’s comments requesting additional discussion regarding changes in gross profit and the facts and circumstances responsible for the overall changes in the dollar amounts in the indirect cost line items

(other operating costs, insurance and claims, SG&A costs and depreciation and amortization) and will provide such disclosure in future filings. The Company will also provide disclosure in future filings consistent with the disclosure set forth above explaining why management believes that the discussion of certain changes in operating costs as a percentage of gross profit is useful for investors.

2.	We note that your discussion of results of operations includes a discussion of the revenues for your insurance segment but does not include a discussion of its operating expenses or income from operations. Please revise MD&A to also include a discussion of this segment’s operating expenses and its income from operations for each period presented in your statement of operations.

Response:

While the Company reports an insurance segment in its consolidated financial statements, management does not believe that disclosure regarding operating expenses and income from operations for the insurance segment would be useful to investors’ understanding of the Company’s business. Accordingly, management believes the current MD&A disclosure in which the Company discusses revenue by segment but not operating expenses or results of operations by segment provides the information that is appropriate for an understanding of the operations of the Company’s business.

Management believes it is appropriate to discuss revenue at each segment as discussion of revenues by segment enables the Company to more precisely describe trends in the Company’s core transportation and logistics services business. Revenue at the transportation logistics segment represented approximately 99% of the Company’s consolidated revenue for 2013 fiscal year.

The Company does not believe, however, that additional disclosure regarding operating expenses or results of operations by segment would improve an investor’s overall understanding of the Company’s business. Operating expenses for the insurance segment principally include a portion of the Company’s insurance and claims costs. Due to specific deductible programs and other arrangements between subsidiaries comprising the transportation logistics segment and Signature Insurance Company, a wholly-owned insurance subsidiary based in the Cayman Islands (“Signature”), the transportation logistics segment and Signature each report insurance and claims costs for claims involving the Company and its BCO Independent Contractors. For example, during fiscal year 2013, commercial trucking claims incurred at the beginning of the year were reported at the transportation logistics segment until an annual aggregate deductible was reached. Once the deductible was reached, claim costs above the deductible were reported at the insurance segment. Although this intercompany arrangement had no impact on the Company from a consolidated reporting perspective, it generally provided a favorable impact to the insurance segment at the beginning of the year (and an adverse impact on the transportation logistics segment) up to the point the deductible was reached. As reflected by this example, the insurance segment’s profitability is highly correlated to the frequency, severity and timing of accidents involving the transportation logistics segment and the arrangements between Signature and other subsidiaries of the Company. Accordingly, when viewed in isolation, a discussion of insurance and claim costs at either segment without reference to the other is confusing and potentially misleading to investors.

Further, management reviews insurance and claims costs taken as a whole rather than on a segment basis, other than in connection with the periodic review of the financial condition and results of the insurance segment to maintain compliance with applicable Cayman Islands statutory reporting requirements and certain financial requirements relating to insurance programs in which Landstar participates. Moreover, Landstar maintains various company-wide safety programs to limit accident frequency related to the transportation of freight. Also, although the operating results of the insurance segment imply that the Company generates operating profit through its insurance programs, the Company reports a net cost of insurance and claims on an annual basis as the consolidated cost of insurance and claims exceeds the third party reinsurance premiums generated at the insurance segment.

Additionally, beginning in the 2009 first quarter, based on direct communications between management and investors, potential investors, equity analysts and other members of the financial community, the Company revised its quarterly earnings release format. Prior to 2009, the Company included a segment table in its quarterly earnings release that disclosed the external revenue and operating profit of each of its segments. Beginning with the 2009 first quarter earnings release, the Company discontinued reporting segment information in its quarterly earnings releases due to a significant amount of confusion amongst the investors and potential investors regarding the results of operations of the segments and the impact of the intersegment relationships.

The discussion of the Company’s overall cost of insurance and claims and income from operations on a consolidated basis provides the most appropriate format to assist users of the financial statements to understand the Company’s business. On this basis, the Company has concluded that specific disclosure regarding the operating expenses and income from operations at the insurance segment is not helpful to an investor’s understanding of the Company’s business and has not included the requested discussion. The Company will include disclosure regarding this position in future filings.

Critical Accounting Policies and Estimates, page 32

3.	We note from the disclosure included in the first paragraph on page 33 that the Company continually revises its existing claim estimates as new or revised information becomes available on the status of each claim. We also note that during fiscal year 2013, insurance and claim costs included $10,909,000 of net unfavorable adjustments to prior years claim estimates. Given the material amount of changes in estimates recognized during 2013 in connection with your existing claims, please revise the notes to your financial statements to disclose the effect of this change in estimate on income from continuing operations, net income and earnings per share. Refer to the disclosure requirements outlined in ASC 250-10-50-4.

Response:

The Company acknowledges the Staff’s comments and will provide disclosure in the notes to the Company’s consolidated financial statements in future filings with respect to the effect of the change in prior year claim estimates recognized during 2013 on fiscal year 2013 income from continuing operations, net income and earnings per share.

(2) Discontinued Operations, page 43

4.	We note that On December 28, 2013, the Company completed the sale of Landstar Supply Chain Solutions, Inc., a Delaware corporation, including its wholly owned subsidiary, Landstar Supply Chain Solutions LLC (collectively, “LSCS”), which was part of the Company’s Transportation Logistics segment, to XPO Logistics, Inc. (“XPO”). We also note that XPO paid a purchase price of $87 million in cash as consideration for its acquisition of LSCS and the sale resulted in a gain on the sale of discontinued operations of $33 million, or $0.71 per diluted share. In light of the materiality of the gain recognized in your financial statements, please tell us and expand your disclosure to indicate how it was calculated pursuant to ASC 205-20. As part of your response, please present your calculation of the gain in a tabular format that indicates all items considered in your calculation.

Response:

As noted in the Staff’s comment, on December 28, 2013, the Company completed the sale of Landstar Supply Chain Solutions, Inc., a Delaware corporation, including its wholly owned subsidiary, Landstar Supply Chain Solutions LLC (collectively, “LSCS”), to XPO Logistics, Inc. (“XPO”). XPO paid a purchase price of $87 million in cash (the “Purchase Price”) as consideration for its acquisition of LSCS. The Purchase Price was subject to customary post-closing adjustments. As reported in the 10-K, the sale resulted in a gain on the sale of discontinued operations of $33 million, or $0.71 per diluted share.

The Company considered the reporting requirements of ASC 205-20 in preparing the Form 10-K disclosures regarding the calculation of the gain on sale of LSCS. The following table sets forth the calculation of such gain (in thousands):

Proceeds	$87,000
Less:
Net assets of LSCS	32,547
Direct transaction costs	2,279
Income tax	19,145
Gain on sale	$33,029

Direct transaction costs primarily consisted of legal and other professional fees incurred in connection with the transaction and retention and other payments made to certain executives of LSCS in connection with the transaction. There were no interest costs or corporate overhead expenses allocated in the gain calculation.

The Company will include a narrative description of the contents of this table in the notes to the Company’s consolidated financial statements in future filings.

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The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions regarding this letter, please do not hesitate to call me at (904) 390-1224.

Sincerely,

/s/ James B. Gattoni
James B. Gattoni
President and Chief Financial Officer

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